THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 23, 2013

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Black Rock Petroleum Company
Form S-1 Registration Statement
File No. 333-189839

Dear Ms Parker:

In response to my telephone conversation with Karina Dorin of you staff, please be advised that the Company has filed amendment no. 3 to the foregoing registration statement and included the record date and distribution date for the shares to be spun off.  Also, the Company has assumed SEC effectiveness on October 29, 2013 and has dated the prospectus accordingly.

Included with the filing of amendment no. 3 are a new auditor’s consent and a new attorney’s consent, currently dated.

With respect to SEC effectiveness, the Company will make a separate request for acceleration which will be filed immediately following the filing of this correspondence on EDGAR.

Thank you for your cooperation.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:hdw

cc:  Black Rock Petroleum Company